================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 5 - FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D
                                (AMENDMENT NO.1)


                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))

                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)

                                 JUDITH M. SAHM
                             SBC COMMUNICATIONS INC.
                  175 E. HOUSTON, SAN ANTONIO, TEXAS 78205-2233
                            TELEPHONE: (210) 821-4105
                            FACSIMILE: (210) 351-3521
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

    HOWARD CHATZINOFF, ESQ.                             WAYNE A. WIRTZ
  WEIL, GOTSHAL & MANGES LLP                       SBC COMMUNICATIONS INC.
       767 FIFTH AVENUE                                 175 E. HOUSTON
 NEW YORK, NEW YORK 10153-0119                  SAN ANTONIO, TEXAS 78205-2233
   TELEPHONE: (212) 310-8000                      TELEPHONE: (210) 821-4105
   FACSIMILE: (212) 310-8007                      FACSIMILE: (210) 351-3467

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X] third-party tender offer subject to Rule 14d-1.
           [ ] issuer tender offer subject to Rule 13e-4.
           [ ] going-private transaction subject to Rule 13e-3.
           [x] amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                         (Continued on following pages)
                              (Page 1 of 8 pages)


NY2:\885981\02\$ZML02!.DOC\72289.0003

-------------------------------------------------------------------------                 ---------------------------------------
CUSIP No.  859205106                                                           13D                           Page 2 of 8
-------------------------------------------------------------------------
---- ----------------------------------------------------- ----------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     SBC Silver, Inc.
---- -------------------------------------------------------------------------------------------------------------- -------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                                   (A) [X]

                                                                                                                         (B) [_]
---- ----------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY


---- ------------------------------- --------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS: AF
---- -------------------------------------------------------------------------------------------------------------- -------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
---- -------------------------------------------------------------------- -------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION:
     State of Delaware
---- ----------------------------------------------------------------------------------------------- ----------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                                   76,159,720 (1)


---- -------------------------------------------------------------------------------------------------------------- -------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:                                                   [_]


---- ------------------------------------------------------------------------------------------------------ ---------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                                                     95.1% (1)
                                                                                                            (approximately)

---- -------------------------------------------------------------------- -------------------------------------------------------
 10  TYPE OF REPORTING PERSON:
     CO
---- -------------------------------------------------------------------- -------------------------------------------------------

(1)      The 76,159,720 shares listed under the heading "Aggregate Amount
         Beneficially Owned By Each Reporting Person" and "Percent of Class
         Represented By Amount in Row (7)," include 4,443,090 shares subject to guarantee of delivery or receipt of additional documentation.

-------------------------------------------------------------------------                 ---------------------------------------
CUSIP No.  859205106                                                           13D                           Page 3 of 8
-------------------------------------------------------------------------

---- ----------------------------------------------------- ----------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     SBC Communications Inc.
---- -------------------------------------------------------------------------------------------------------------- -------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                                   (A) [X]

                                                                                                                         (B) [_]
---- ----------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY


---- ------------------------------- --------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS: OO, WC
---- -------------------------------------------------------------------------------------------------------------- -------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]
---- -------------------------------------------------------------------- -------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION:
     State of Delaware
---- ----------------------------------------------------------------------------------------------- ----------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                                   76,159,720 (1)


---- -------------------------------------------------------------------------------------------------------------- -------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:                                                   [_]


---- ------------------------------------------------------------------------------------------------------ ---------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                                                     95.1% (1)
                                                                                                            (approximately)

---- -------------------------------------------------------------------- -------------------------------------------------------
 10  TYPE OF REPORTING PERSON:
     CO
---- -------------------------------------------------------------------- -------------------------------------------------------


(1) The 76,159,720 shares listed under the heading "Aggregate Amount Beneficially Owned By Each Reporting Person" and "Percent of Class Represented By Amount in Row (7)," include 4,443,090 shares subject to guarantee of delivery or receipt of additional documentation.

                                   SCHEDULE TO

                This Amendment No.5 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO filed on February 25, 2000, as amended, relating to the offer by SBC Silver, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Sterling Commerce, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of December 18, 1996, by and between the Company and The First National Bank of Boston, as Rights Agent, at a price of $44.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 4.    TERMS OF THE TRANSACTION.

           The information contained in Item 8 below is incorporated by reference herein.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

           The information contained in Item 8 below is incorporated by reference herein.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The Offer expired at 12:00 midnight, New York City time, on Thursday, March 23, 2000. Based on information provided by BankBoston, N.A., the Depositary (the "Depositary") for the Offer, approximately 76,159,720 Shares or approximately 95.1% of the Shares outstanding, were validly tendered pursuant to the Offer (of which 4,443,090 or approximately 5.5% are subject to guarantee of delivery or receipt of additional documentation). Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares (other than those subject to guarantee of delivery or receipt of additional documentation), in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

           Pursuant to the Merger Agreement, dated as of February 18, 2000, among Parent, Purchaser and the Company, Parent intends to cause the merger (the "Merger") of Purchaser with and into the Company as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares with respect to which dissenters' rights have been demanded and perfected in accordance with Delaware law and other than Shares held by Purchaser) will be cancelled and converted automatically into the right to receive $44.25 net in cash, without interest thereon, subject to applicable withholding taxes.

           In connection herewith, Parent and Purchaser will not conduct a subsequent offering period.

           On March 24, 2000, Parent and Purchaser issued a press release, the text of which is set forth as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.

ITEM 12.   EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated February 25, 2000.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated February 25, 2000, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.*

(a)(1)(I) Letter to participants in the Sterling Commerce, Inc. Savings and Security Plan from The Chase Manhattan Bank, as Trustee (including instruction card).*

(a)(1)(J) Press release issued by Parent and Purchaser, dated March 23, 2000, announcing termination of review process under foreign antitrust law.*

(a)(1)(K) Press release issued by Parent and Purchaser, dated March 24, 2000, announcing consummation of the Offer.

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.*

*Previously filed

SIGNATURE

           After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies as of March 24, 2000 that the information set forth in this statement is true, complete and correct.


                                     SBC SILVER, INC.

                                     By: /s/ James S. Kahan
                                         -----------------------------------
                                     Name:  James S. Kahan
                                     Title: Vice President



                                     SBC COMMUNICATIONS INC.

                                     By: /s/ James S. Kahan
                                         -----------------------------------
                                     Name:  James S. Kahan
                                     Title: Senior Executive Vice President -
                                            Corporate Development

EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION

(a)(1)(A)             Offer to Purchase, dated February 25, 2000.*

(a)(1)(B)             Letter of Transmittal.*

(a)(1)(C)             Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated February 25, 2000, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.*

(a)(1)(I)             Letter to participants in the Sterling Commerce, Inc.
                      Savings and Security Plan from The Chase Manhattan Bank, as Trustee for the Plan (including instruction card).*

(a)(1)(J) Press release issued by Parent and Purchaser, dated March 23, 2000, announcing termination of review process under foreign antitrust law.*

(a)(1)(K) Press release issued by Parent and Purchaser, dated March 24, 2000, announcing the consummation of the Offer.

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.*


---------------------
*Previously filed.